Exhibit 10.98

Borland Software Corporation	031-431-1000
20450 Stevens Creek Boulevard, Suite 800 Cupertino, CA 95014	www.borland.com

October 2, 2006

Erik Prusch

RE:	Employment Offer

Dear	Erik,

On behalf of Borland Software Corporation (“Borland”), I am pleased to extend an offer of employment to you for the position of Chief Financial Officer reporting to Tod Nielsen. This letter sets out the terms of your employment with Borland, which will start on or about November 13, 2006. This offer and your Start Date are contingent upon successful completion of references, employment verification and a background check.

In consideration for your service to Borland, you will be paid an annual base salary of $425,000, less applicable taxes and other withholdings in accordance with Borland’s standard payroll practices. You will be eligible for the Inventive Compensation Program (ICP) specific to your position. Your ICP target is 50% of your annual base salary, based on the attainment of corporate and individual objectives. Your 2007 ICP bonus will be guaranteed at a 100% of target with full participation in the potential overachievement of the program. Details of this plan will be discussed with you after your Start Date. In addition, you will be eligible to participate in various Borland fringe benefit plans, including: Group Health Insurance, Flexible Spending Accounts, 401 (k) Savings Plan, Employee Stock Purchase Plan, and Tuition Reimbursement. Borland reserves the right to modify employee benefit plans and policies, as it deems necessary. These benefits will be explained to you during your employee orientation.

Also, you will receive a signing bonus of $100,000, less required payroll deductions and withholdings (the “Advanced Bonus”) to be paid by the second payroll cycle following your start date. This bonus will not be considered earned until you have successfully completed one full year of employment with the Company. If within the first year of your employment you resign your employment for any reason whatsoever, or if the Company terminates your employment for Cause (as defined herein) during your first year, you agree to repay the total amount of the Advanced Bonus and you further agree that the Company may deduct the amount of the Advanced Bonus from any amounts owed to you for salary (or other items) at the time of your termination. For purposes of this Agreement, termination for “Cause” shall mean termination of your employment relationship with Borland for any of the following reasons: (i) theft, embezzlement, misconduct, misappropriation of funds or property, or fraud against, or with respect to the business of Borland; (ii) breach by you of any material term of this Agreement or any other agreement between you and Borland and, if such breach is capable of being cured, the failure by you to cure such breach within ten (10) business days of written notice of such breach; (iii) your conviction of any crime that impairs your performance of duties for Borland; (iv) as a result of your reckless or willful misconduct, you commit any act that causes, or knowingly fails to take reasonable and appropriate action to prevent, any material injury to the financial condition or business reputation of Borland or (v) after written notice to you, and a reasonable opportunity to correct, your failure or inability to perform any of your assigned duties for Borland.

To support your relocation to Cupertino, CA, Borland will provide you with a one time settling in allowance in the amount of $25,000 net and other standard relocation benefits rendered by Borland’s relocation service provider, The MIGroup. In addition, you will receive a monthly housing allowance as described below:

Year 1: $7,200 per Month
Year 2: $5,400 per Month
Year 3: $3,600 per Month
Year 4: $1,800 per Month

All housing allowance benefits will be considered compensation and will be added to your income for Form W-2 reporting purposes. Please be aware that there are tax consequences to any items that are not deductible or exceed IRS guidelines. Relocation benefits will be recoverable by Borland from you if you resign from your employment with Borland within twelve (12) months of your Start Date.

Subject to the approval of the Board of Directors of Borland and Compensation Committee of the Board of Directors, you will be granted an option to purchase 250,000 shares of Borland common stock under Borland’s Stock Plans at an exercise price equal to the fair market value of that stock on your option grant date. This option will vest over a period of four years, with.  1/4 of the number of shares vesting one year following your Start Date and 1/48 of the shares vesting monthly thereafter, until all shares are vested; provided however all shares will be subject to acceleration in the event of a change of control of Borland and you are terminated without cause in connection therewith.

The option will be subject to the terms and conditions of the Borland Stock Option Plan and related standard form of stock option agreement and stock acceleration addendum, which you will be required to sign as a condition of receiving the option.

In addition, subject to the approval of the Board of Directors of Borland, the Compensation Committee of the Board of Directors, or Executive Option Committee acting by delegation of authority from the Compensation Committee of the Board of Directors, you will be issued 100,000 shares of restricted Borland common stock under Borland’s Stock Plans. The shares will vest over a period of two years, with  1/2 of the number of shares vesting one year following your Start Date and  1/8 of the shares vesting quarterly thereafter, until all shares are vested; provided however all shares will be subject to acceleration in the event of a change of control of Borland and you are terminated without cause in connection therewith. The shares will be subject to the terms and conditions of the Borland Stock Plan and related standard form of restricted stock issuance agreement and stock acceleration addendum, which you will be required to sign as a condition of receiving the shares.

You shall be eligible for severance benefits in accordance with the attached Addendum to Employment Offer Letter for Severance Benefits, which you will be required to sign as a condition of receiving the benefits.

Your employment with Borland is “at will”; it is for no specified term, and may be terminated by you or Borland at any time, with or without cause or advance notice. Any contrary representations that may have been made to you are superseded by this offer. This is the full and complete agreement between you and Borland on this term. Although your job duties, title, compensation and benefits as well as Borland’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and Borland’s Senior Vice President of Human Resources.

By accepting employment with Borland, you represent that you will not be acting in breach of any agreement with any of your previous employers. Borland is very impressed with the skills and experience that you will bring to us and we hope that you will consider this offer carefully. Should you accept this offer, I would like to remind you that it is Borland’s policy to avoid situations where information or materials might come into our hands that are considered proprietary by Individuals or companies other than Borland. We are interested in employing you because of your skills and abilities, not because of any trade secrets you have learned elsewhere. It is important that you take care not to bring, even inadvertently, any books, drawings, notes, materials, etc., except your personal effects as you leave your current employer. Thus, you represent and warrant that you are not acting in breach of any non-competition, employment or other agreements with your current employer or any of your previous employers.

You understand that Borland may provide you with one or more types of equipment to help you perform your duties for Borland, including, but not limited to, computers, cellular telephones and wireless messaging devices. You further understand that it is your obligation to take proper care of all such equipment during your employment, and to return such equipment to Borland in good working order immediately upon the termination of your employment with Borland for any reason. If you fail to return any such equipment to Borland upon the termination of your employment, you hereby authorize Borland to deduct the cost of any unreturned equipment from your final paycheck.

Like all Borland employees, you will be required, as a condition to your employment with Borland, to sign Borland’s standard Employee Confidentiality and Assignment of Inventions Agreement, a copy of which is included with this letter.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment within the United States. Such documentation must be provided to us within three (3) business days of your date of hire. For your convenience, we request that you provide original evidence of your identity and eligibility during orientation on your first day of employment.

To ensure the timely and economical resolution of disputes that arise in connection with your employment with Borland, you and Borland agree that any and all disputes, claims, or causes of action (collectively, “Claims”) arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, your employment, or the termination of your employment (including, but not limited to, any Claims for compensation, benefits, stock or stock options, fraud or age, sex, race, disability or other discrimination or harassment), shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in Santa Clara County, California, conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) under the applicable JAMS employment rules, or other arbitrator or arbitration rules to which you and Borland mutually agree. By agreeing to this arbitration procedure, both you and Borland waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or Borland would be entitled to seek in a court of law. Borland shall pay all arbitrator and arbitration administrative fees in excess of the amount of court fees that would be required if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either you or Borland from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

This agreement and the other agreements referred to above constitute the entire agreement between you and Borland regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements, whether oral or written, between you and Borland. This agreement may only be modified by a document signed by you and the Senior Vice President of Human Resources of Borland.

We look forward to working with you at Borland. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this offer. This offer, if not accepted, will expire at the close of business on October 5, 2006. If you have any questions, please call Juliet Peniston; Director of WW Staffing at 408-863-2995.

Sincerely,

Borland Software Corporation

By:	/s/ Tod Nielsen
Tod Nielsen
President and Chief Executive Officer

I have read the above employment offer and accept employment with Borland on the terms and conditions set forth in this agreement.

Date: 10/9/06	Sign:	/s/ Erik Prusch
Erik Prusch

My anticipated Start Date is 11/13/06

Please send the original signed offer letter and the new-hire paperwork to Borland’s Human Resources Department using the envelope provided. Please fax a copy of your signed acceptance offer letter to 408-517-4727.

Enclosures